EXHIBIT 99.2

NewsRelease
TransCanada Responds to Notice Seeking Termination of
Sundance 1 and 2 Power Purchase Arrangement

CALGARY, Alberta – February 9, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has received from TransAlta Corporation (TransAlta) notice under the Sundance A Power Purchase Arrangement (PPA) that TransAlta has determined that the Sundance 1 and 2 generating units cannot be economically repaired, replaced, rebuilt, or restored and that TransAlta therefore seeks to terminate the PPA in respect of those units. TransCanada has not received any information that would validate TransAlta’s determination that the units cannot be economically restored to service.

TransCanada has 10 business days from the date of TransAlta’s notice to either agree with or dispute TransAlta’s determination that the Sundance 1 and 2 generating units cannot be economically repaired, replaced, rebuilt or restored. TransCanada will assess any information provided by TransAlta during this 10 day period. If TransCanada disputes TransAlta’s determination, the issue will be resolved using the dispute resolution procedure under the terms of the PPA.

In December 2010, the Sundance 1 and 2 generating units were withdrawn from service for testing. In January 2011, these same units were subject to a force majeure claim by TransAlta under the PPA. To date, TransCanada has received insufficient information to make an assessment of TransAlta’s force majeure claim.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

TransCanada Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha/Shawn Howard	(403) 920-7859 (800) 608-7859
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